SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
 the Securities Exchange Act of 1934
For the month of April 2017

Commission File Number 001-32640

DHT HOLDINGS, INC.
(Exact name of Registrant as specified in its charter)

Clarendon House
2 Church Street, Hamilton HM 11
Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Initial Closing under Vessel Acquisition Agreement with BW Group Limited

On April 20, 2017, DHT Holdings, Inc. (the “Company” or “DHT”) announced that it has completed the Initial Closing under the Vessel Acquisition Agreement, dated as of March 23, 2017 (the “Vessel Acquisition Agreement”), previously filed as Exhibit 10.1 to the Company’s Current Report on Form 6-K dated March 23, 2017, and has taken delivery of the DHT Utik, the first of the very large crude carriers (“VLCCs”) the Company agreed to acquire from BW Group Limited (“BW”), pursuant to the Vessel Acquisition Agreement in exchange for the consideration specified therein.  A copy of the press release issued by the Company announcing the delivery of the DHT Utik is attached as Exhibit 99.1 and incorporated by reference to this report.

Concurrently with the delivery of the DHT Utik, in accordance with the Vessel Acquisition Agreement, the Company and BW executed the Investor Rights Agreement, dated as of April 20, 2017 (the “IRA”), in substantially identical form as attached as Annex II to the Vessel Acquisition Agreement, and consummated certain transactions required thereby.  In particular, the Board of Directors of the Company (the “Board”) expanded the size of the Board by one director and appointed BW’s designee, Mr. Carsten Mortensen to fill the resulting vacancy.  Mr. Mortensen is serving as a Class III director, with a term expiring at the Company’s 2018 annual meeting of shareholders, and is a member of the audit, compensation and nominating and corporate governance committees of the Board.  A copy of the IRA is attached as Exhibit 10.1 and incorporated by reference to this report.

In addition, immediately prior to the delivery of the DHT Utik, the Company effected an amendment (the “Amendment”) to the Rights Agreement, dated as of January 29, 2017, between the Company and American Stock Transfer & Trust Company, LLC, as Rights Agent, in order to enable BW to acquire such number of shares of common and other voting stock in the Company as constitutes the equity component of the consideration payable by DHT for the VLCCs pursuant to the Vessel Acquisition Agreement and as it is otherwise permitted to acquire pursuant to the terms, and subject to the conditions, of the IRA (including the standstill provisions).  The foregoing is a summary of the terms of the Amendment and the IRA, does not purport to be complete and is qualified in its entirety by reference to the Amendment, a copy of which is attached as Exhibit 4.1 and incorporated by reference to this report, and to the IRA.

On April 6, 2017, the Registrar of Corporations of the Republic of the Marshall Islands accepted filing by the Company of the Certificate of Designation of Series D Junior Participating Preferred Stock, previously described in the Company’s Current Report on Form 6-K dated March 23, 2017, and attached as Annex II to the Vessel Acquisition Agreement.  A copy of the as-filed Certificate of Designation is attached as Exhibit 3.1 and incorporated by reference to this report.

EXHIBIT LIST

Exhibit	Description

3.1	Certificate of Designation of Series D Junior Participating Preferred Stock of DHT Holdings, Inc.
4.1	Amendment No. 1 to Rights Agreement, dated as of April 20, 2017, between DHT Holdings, Inc. and American Stock Transfer & Trust Company, LLC, as Rights Agent
10.1	Investor Rights Agreement, dated as of April 20, 2017, between DHT Holdings, Inc. and BW Group Limited
99.1	Press Release dated April 20, 2017

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DHT Holdings, Inc.
(Registrant)

Date: April 20, 2017	By:	/s/ Eirik Ubøe
Name: Eirik Ubøe
Title: Chief Financial Officer